APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Ace Realty Development, LLC
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period	Prior Period
	31-Dec-21	**31-Dec-20**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	**-**	**-**
GROSS PROFIT (LOSS)	**-**	**-**
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	**-**	**-**
OPERATING PROFIT (LOSS)	**-**	**-**
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	**-**	**-**
NET INCOME (LOSS)	**$ -**	**$ -**

Ace Realty Development, LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period		Prior Period	
	1-Dec-21		**31-Dec-20**	
ASSETS				
Current Assets:				
Cash	$	-	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Total Current Assets		-		-
Fixed Assets:				
Land		-		-
Buildings		250,000.00		-
Extraction Equipment		135,000.00		-
Computer Equipment		-		-
Vehicles		35,000.00		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		420,000.00		-
Other Assets:				
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	**420,000.00**	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Other Liabilities		-		-
Current Portion of Long-Term Debt		8,950.00		-
Total Current Liabilities		8,950.00		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-

EQUITY

Capital Stock/Partner's Equity	411,050.00		-
Opening Retained Earnings	-		-
Dividends Paid/Owner's Draw	-		-
Net Income (Loss)	-		-
Total Equity	411,050.00		-
TOTAL LIABILITIES & EQUITY	$ 420,000.00	$	-
Balance Sheet Check	-		-

I, Ryan Baker, certify that:

1. The financial statements of Ace Realty Development included in this Form are true and complete in all material respects; and
2. The tax return information of Ace Realty Development included in this Form reflects accurately the information reported on the tax return for Ace Realty Development for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature DocuSigned by: B78E95683B8F410...

Name: Ryan Baker

Title: CEO